Mail Stop 4561

April 30, 2008

Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55<sup>th</sup> Street
New York, New York 10022

Re:     **Cypress Sharpridge Investments, Inc.**
        **Amendment No. 9 to Registration Statement on Form S-11**
        **Filed April 2, 2008**
        **File No. 333-142236**

Dear Mr. Grant:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Financing and Hedging Strategy, page 3

1.      You state on page 3 that your hedging strategy has been ineffective recently, which has caused you to incur losses on your interest rate swaps beginning in the third quarter of 2007 and continuing into the first quarter of 2008.  Please revise your disclosure to quantify these losses and the anticipated timeframe for the adjustments in your hedging practices.

Our Manager, page 4

2.      Please tell us how you have considered the impact internalizing your manager, Cypress Sharpridge Advisors, LLC, will have on your accounting for your activities as an investment company under SOP 07-1.

3.      You state on page 4 that you anticipate that an acceptable plan of internalization will provide for nominal consideration paid by you.  We further note disclosure on page 13 that termination of the management agreement with your manager without cause is difficult and costly.  Please revise your disclosure to quantify the consideration that would be due pursuant to the management agreement assuming you terminated the agreement for purposes of internalizing the manager.

Management Agreement, page 10

4.      Please expand the fee table to reference the expense reimbursement provisions and the stock incentive plan as it relates to the manager and its employees.

The repurchase agreements that we use…, page 24

5.      Please expand the risk factor by quantifying any recent margin calls and disclosing the current amount of assets available to satisfy any future margin calls.  Similarly, please expand the third risk factor on this page relating to declines in market value to quantify the decline in the value of your assets since the third quarter of 2007.  Please provide similar quantifying disclosure in the MD&A section.

Trends and Recent Market Impacts, page 60

6.      Please quantify the significant volatility in agency MBS credit spreads in the second half of 2007.  In addition, please advise us whether your discussion of the effect on market value on page 77 includes the impact of changes in credit spreads on market value.

Repurchase Agreements, page 91

7.      Please disclose the range of haircuts in your repo agreements and briefly describe the conditions and manner in which the lender can make a margin call.

Management Fees and Incentive Compensation, page 103

8.      Please include disclosure regarding the actual fees paid to the manager and its employees in 2007, including the base fees, incentive fees, if any, expense reimbursements (other than reimbursements for services that outside professionals or consultants would otherwise perform) and any stock compensation.

Reimbursement of Expenses, page 104

9.      We note the disclosure that "except as noted above, the manager is responsible for all costs incident to the performance of its duties under the management agreement," including employee compensation expenses.  However, based on the preceding disclosure, including the reference to your obligation to reimburse for "other office, internal and overhead expenses," it is not clear what costs incident to the performance of its duties under the management agreement the manager is required to pay other than employee costs.  Please revise the disclosure accordingly.

Note 5. Borrowings, page F-18

10.     Please clarify that the interest accrued on repurchase agreements is $5.7 million and $4.5 million as of December 31, 2007 and 2006, respectively, not $5.7 billion and $4.5 billion as the table indicates.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Kevin E. Grant
Cypress Sharpridge Investments, Inc.
Page 4

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc:     Daniel M. LeBey, Esq. (*via facsimile*)
        Hunton & Williams LLP